

Mail Stop 4720   March 10, 2017

Via E-mail
William Manning
Chief Executive Officer
Manning & Napier, Inc.
290 Woodcliff Drive
Fairport, New York 14450

     Re: **Manning & Napier, Inc.**
            Form 10-K for the Fiscal Year Ended December 31, 2015
            Filed March 14, 2016
            File No. 001-35355

Dear Mr. Manning:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      /s/ Hugh West

                      Hugh West
                      Accounting Branch Chief
                      Office of Financial Services